UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 20
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Entry into Share Transfer Agreement in Respect of A TO SPORTS INC.

On September 16, 2026, LEIFRAS Co., Ltd. (the “Company”) entered into a share transfer agreement (the “Share Transfer Agreement”) with A to Co., Ltd. (the “Seller”) and Masato Takao, the representative director of the Seller and the representative of A TO SPORTS INC. (“Mr. Takao”), with respect to the acquisition of A TO SPORTS INC., a corporation organized under the laws of British Columbia, Canada (the “Target Company”).

Pursuant to the Share Transfer Agreement, the Company agreed to acquire and the Seller agreed to transfer to the Company all 100 issued and outstanding shares of the Target Company for a cash consideration of JPY2,000,000 (approximately US$13,040) (the “Acquisition”). The Target Company operates children’s soccer school businesses in Victoria, British Columbia, Canada. Under the terms of the Share Transfer Agreement, the Company will acquire all rights, title and interests in and to the Target Company’s issued and outstanding shares free and clear of liens and encumbrances. Following completion of the Acquisition, the Target Company will become a wholly owned subsidiary of the Company. The Share Transfer Agreement contains customary representations, warranties, covenants and indemnification provisions by the parties, as well as a key-man provision requiring Mr. Takao to continue serving as a director or on-site manager of the Target Company for five years following closing, and a five-year non-compete obligation on the Seller and Mr. Takao within British Columbia, Canada. The Acquisition is expected to become effective on January 1, 2027. The completion of the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the approval of the Acquisition by the Target Company’s shareholder and/or the board of directors, the completion of the waiver of officer loans owed to the Target Company, the execution of a key-man employment or service agreement between Mr. Takao and the Target Company, and the delivery of customary closing documents.

The Share Transfer Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on September 16, 2026.

The foregoing description of the Share Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the English translation of the full text of the Share Transfer Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

On September 16, 2026, the Company issued a press release to announce the Acquisition. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	English Translation of Share Transfer Agreement by and among A to Co., Ltd., Masato Takao, and Leifras Co., Ltd. dated September 16, 2026
99.1	Press Release dated September 16, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: September 16, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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